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blankrome.com

Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	brad.shiffman@blankrome.com

July 2, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

Pearlyne Paulemon; Jeffrey Gabor

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	XCel Brands, Inc. Draft Registration Statement on Form S-1 Submitted June 6, 2025 CIK No. 0001083220

Dear Ms. Paulemon and Mr. Gabor,

On behalf of our client, XCel Brands, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find below the Company’s response to the comment letter to Mr. D’Loren, the Company’s Chief Executive Officer, dated June 20, 2025, from the staff of the Securities and Exchange Commission (the “Staff”).

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Cover Page

1.

Please revise the cover page to explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for guidance. To the extent that the price will be set at a significant discount to the current market price, as referenced in your risk factors, please also revise the cover page to highlight the size of the discount and the attendant risks to shareholders.

June [    ], 2025

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the cover page has been revised in accordance with such comment, and that the revision also cross-references the “Plan of Distribution-Determination of Offering Price and Warrant Exercise Price” section in response to this comment. The Company has also added a risk factor addressing this comment in the risk factors section beginning on page 12.

Exhibit Index, page 51

2.	Please file the Form of Pre-Funded Warrant, Engagement Agreement with Maxim Group LLC, and legal opinion as exhibit. Refer to Item 601 of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Form of Pre-Funded Warrant, Underwriting Agreement, Placement Agent Warrant and legal opinion will be filed as exhibits prior to effectiveness. The Company also respectfully advises the staff that the Engagement Agreement with Maxim Group LLC is not a material agreement and will not be filed as an exhibit.

General

3.

If you are eligible and elect to incorporate by reference per Item 12 of Form S-1, please specifically incorporate by reference all documents required to be incorporated by Item 12, including Item 12(a)(2).

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Registration Statement has been amended to incorporate all information required to be incorporated by reference, including pursuant to Item 12(a)(2).

~ ~ ~

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 885-5442 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman

Brad L. Shiffman